                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  ------------

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1994

                          Commission File Number 1-6446

                                  ------------

                                K N Energy, Inc.
                        Profit Sharing and Savings Plan

                                K N Energy, Inc.
                                P. O. Box 281304

                          Lakewood, Colorado 80228-8304

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
                                           401(k) RETIREMENT SAVINGS PLAN
                                           AND TRUST

                                    By:      /S/ E. Wayne Lundhagen
                                             -----------------------------------
                                    Name:    E. Wayne Lundhagen
                                             -----------------------------------
                                    Title:   Trustee
                                             -----------------------------------

Date:    June 29, 1995

                                K N ENERGY, INC.
                    401 (K) RETIREMENT SAVINGS PLAN AND TRUST

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                              PAGE
                                                              ----
Report of Independent Public Accountants                      5

Consent of Independent Public Accountants                     6

Statements of Financial Condition -
         December 31, 1994 and 1993                           8

Statements of Income and Changes in Plan Equity
         for the Years Ended December 31, 1994, 1993
         and 1992                                             9

Notes to Financial Statements                                 10

                      K N ENERGY, INC.
                          PROFIT SHARING AND SAVINGS PLAN

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1994 AND 1993
                      TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator,
      K N Energy, Inc. Profit Sharing
      and Savings Plan:

We have audited the accompanying statements of financial condition of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements and supplemental schedules referred to below are the responsibility of K N Energy, Inc. (the "Plan Administrator"). Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994 and 1993, and the Plan income and changes in Plan equity for each of the three years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allocation of Plan Assets and Liabilities to Investment Programs, Allocation of Plan Income and Changes in Plan Equity to Investment Programs, Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for purposes of complying with Securities and Exchange Commission requirements and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /S/  ARTHUR ANDERSEN LLP

Denver, Colorado,
    June 21, 1995.               Page 5 of 24

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-24934.

                                               /S/  ARTHUR ANDERSEN LLP

Denver, Colorado,
    June 23, 1995.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

                                      INDEX

                                                                                                            Page(s)
                                                                                                            -------
FINANCIAL STATEMENTS:
    Statements of Financial Condition-December 31, 1994 and 1993                                              1

    Statements of Income and Changes in Plan Equity for the Years Ended
       December 31, 1994, 1993 and 1992                                                                       2

NOTES TO FINANCIAL STATEMENTS                                                                                3-9

SUPPLEMENTAL SCHEDULES:
    Schedule I-Allocation of Plan Assets and Liabilities to Investment Programs                             10-11

    Schedule II-Allocation of Plan Income and Changes in Plan Equity to
       Investment Programs                                                                                  12-14

    Schedule III-Schedule of Assets Held for Investment Purposes as of
       December 31, 1994                                                                                     15

    Schedule IV-Schedule of Reportable Transactions for the Year Ended
       December 31, 1994                                                                                     16

    Schedule V-The 401(k) Retirement Savings Plan and Trust-Allocation of Plan
       Income and Changes in Plan Equity to Investment Programs for the Year
       Ended June 30, 1994                                                                                   17

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

          STATEMENTS OF FINANCIAL CONDITION--DECEMBER 31, 1994 AND 1993

                                     ASSETS                                               1994                1993
                                     ------                                               ----                ----
                                                                                                (Schedule I)
INVESTMENTS, at market value (Notes 1 and 2):
     K N Energy, Inc. common stock                                                   $  45,902,256         $35,320,246
     Index fund                                                                           -                 14,593,557
     Intermediate-term bonds                                                              -                  6,575,869
     Treasury notes                                                                       -                 22,282,751
     Voyager Fund                                                                       15,244,974            -
     Global Growth Fund                                                                  8,478,142            -
     Fund for Growth and Income                                                         11,226,637            -
     Income Fund                                                                         6,866,467            -
     U.S. Government Income Trust                                                       10,485,640            -
     Participant loans                                                                     526,283            -
                                                                                   ---------------      --------------
                                                                                        98,730,399          78,772,423

CASH                                                                                        20,954             159,154

RECEIVABLES:
     K N Energy, Inc.                                                                    2,324,070           2,432,600
     Interest and Dividends                                                                 60,323             171,217
                                                                                   ---------------      --------------
               Total assets                                                        $   101,135,746      $   81,535,394
                                                                                   ===============      ==============

           LIABILITIES AND PLAN EQUITY

ACCOUNTS PAYABLE                                                                   $      -             $     -

PLAN EQUITY                                                                            101,135,746          81,535,394
                                                                                   ---------------      --------------
               Total liabilities and plan equity                                   $   101,135,746      $   81,535,394
                                                                                   ===============      ==============

                    The accompanying notes and schedules are
                 an integral part of these financial statements.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                      1994                1993               1992
                                                                 ---------------    --------------      --------------
CONTRIBUTIONS (Note 1):
     Employer                                                    $     2,324,070    $    2,432,600      $    1,958,942
     Employee                                                          2,246,065                 -                   -
                                                                 ---------------    --------------      --------------
                                                                       4,570,135         2,432,600           1,958,942
CASH SURRENDER VALUE OF LIFE
     INSURANCE (Note 1)                                                        -            26,964              35,263
                                                                 ---------------    --------------      --------------
EARNINGS (LOSSES) FROM INVESTMENTS
     (Note 2):
        Unrealized gains (losses)                                     (7,051,925)       10,288,198           1,718,421
        Realized gains (losses)                                          426,691            41,479            (172,371)
        Interest                                                         385,559         1,470,940           1,978,402
        Dividends                                                      3,885,135         1,643,988           1,506,150
                                                                 ---------------    --------------      --------------
               Total earnings from investments                        (2,354,540)       13,444,605           5,030,602

DISTRIBUTIONS:
     Directly to participants                                         (4,331,688)       (4,233,987)         (5,044,983)
     To insurance company for provision of benefits,
        net of policy dividends                                           (8,811)           12,881              51,351
                                                                 ---------------    --------------      --------------
               Total distributions                                    (4,340,499)       (4,221,106)         (4,993,632)
                                                                 ---------------    --------------      --------------
TRANSFER FROM RELATED PLAN (Note 1)                                   21,725,256                 -                   -
                                                                 ---------------    --------------      --------------
NET INCREASE (DECREASE) IN PLAN EQUITY
     DURING THE YEAR                                                  19,600,352        11,683,063           2,031,175

PLAN EQUITY, beginning of year                                        81,535,394        69,852,331          67,821,156
                                                                 ---------------    --------------      --------------
PLAN EQUITY, end of year                                         $   101,135,746    $   81,535,394      $   69,852,331
                                                                 ===============    ==============      ==============

                    The accompanying notes and schedules are
                 an integral part of these financial statements.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

(1)    DESCRIPTION OF THE PLAN

         General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. (the "Company"), was established in 1945 for the benefit of eligible employees (as defined in the Plan indenture). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

The Profit Sharing Plan is the surviving plan of a merger effective July 1, 1994 of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") into the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the Profit Sharing and Savings Plan (the "Plan"). The amounts from the 401(k) Plan resulting from the merger are reflected as Transfers from Related Plan in the accompanying 1994 Statement of Income and Changes in Plan Equity.

       Contributions

Effective July 1, 1994, participants may elect to make pretax contributions totaling from 1% to 15% of their annual compensation, limited by requirements of the Internal Revenue Code. Participants may discontinue their election to contribute at any time.

For each Plan year, the Company, in total, pays employees directly and/or contributes to the Plan 10% of the total compensation (excluding bonuses) paid to eligible employees during that year, or 10% of the eligible net profit, as defined, of the Company for that year, whichever is less. The 1994 and 1993 contributions were based on eligible net income. The total Company contribution was $2,324,070 and $2,588,000 in 1994 and 1993, respectively. Employees may elect to receive 50% of the contribution in cash. This amount is paid directly to participants and is not an asset of the Plan.

Beginning with the Company contribution which was allocated to the investment programs in February 1990, 50% of each participant's portion of the annual Company contribution must be designated to Fund K5, which was established on January 1, 1990, and consists of the Company's common stock. Participants are not allowed to transfer their investments from Fund K5 until age 55.

Under IRS regulations, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as employer contributions and employee contributions.

         Investment Programs

Participants may initially designate, and periodically redesignate their allocated portion of the contribution in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan within a specified time following their date of hire.

The investment programs of the Plan and the number of participants in each, at

December 31, 1994 are briefly described as follows:

                  K N ENERGY, INC. COMMON STOCK FUND--This investment program consists of shares of the Company's common stock. At December 31, 1994, 1,785 participants held 1,932,726 shares with a cost of $16,419,947 and a market value of $45,902,256.

                  PUTNAM VOYAGER FUND--This program consists of investments in common stocks of small to medium-sized companies that is managed by Putnam Investment Management, Inc. At December 31, 1994, the investments had a cost of $15,872,323 and a market value of $15,244,974. There were 1,182 participants in the program.

                  PUTNAM GLOBAL GROWTH FUND--This program seeks capital appreciation by investing primarily in common stocks traded in security markets located in a number of foreign countries and in the United States. At December 31, 1994, the investments had a cost of $9,104,642 and a market value of $8,478,142. There were 937 participants in the program.

                  PUTNAM FUND FOR GROWTH AND INCOME--This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1994, the investments had a cost of $12,238,400 and a market value of $11,226,637. There were 1,017 participants in the program.

                  PUTNAM INCOME FUND--This program invests in a portfolio of debt securities, both governmental and corporate obligations, preferred stocks and dividend-paying common stocks. At December 31, 1994, the investments had a cost of $7,072,794 and a market value of $6,866,467. There were 655 participants in the program.

                  PUTNAM U.S. GOVERNMENT INCOME TRUST--This program invests in a portfolio of government obligations. At December 31, 1994, the investments had a cost of $10,800,350 and a market value of $10,485,640. There were 696 participants in the program.

The investment programs of the Plan and the number of participants at December

31, 1993, are briefly described as follows:

                  FUND KN--This investment program consists of shares of the Company's common stock. At December 31, 1993, 979 participants held 1,135,617 shares with a cost of $21,599,413 and a market value of $29,242,061.

                  FUND K5--This investment program consists of shares of the Company's common stock. Beginning in 1990, 50% of the annual Company contribution must be designated to Fund K5 by participants under age 55. Participants may not redesignate the Fund K5 contributions until age 55. At December 31, 1993, 1,484 participants held 236,040 shares with a cost of $4,593,538 and a market value of $6,078,185.

                  FUND EQ--This program consists of investment units in the Harris Trust and Savings Bank ("Harris") Index Fund, which is designed to track the Standard & Poor's 500 Stock Average ("S&P 500") and in the Harris Reserve Fund. The Index Fund consists of investments in corporate common stocks selected by Harris from the S&P 500. The Index Fund does not include common stock of the Company. At December 31, 1993, 15,368 Index Fund units with a cost of $13,673,863 and a market value of $14,593,557 were held by the 957 participants in this program.

                  FUND BI--This program consists of investments in an intermediate bond pool administered by Alliance Capital Management Corporation ("Alliance"). At December 31, 1993, the investments had a cost of $6,341,933 and a market value of $6,575,869. There were 686 participants in the program at December 31, 1993.

                  FUND GI--This program consists of investments in short-term U.S. Government Securities and is managed by the Ark Asset Management Company, Inc. At December 31, 1993, 1,303 participants held investments with a cost of $22,275,478 and a market value of $22,282,751.

On August 10, 1993, K N's Board of Directors declared a three-for-two common stock split which was distributed on October 4, 1993. All share amounts in Fund KN and Fund K5 have been restated to reflect the stock split.

Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

The value of life insurance in force is not recorded in these financial statements.

         Benefits/Vesting

Obligations for distributions to participants who terminated from the Plan prior to December 31, 1994 and 1993, but were not paid until subsequent to yearend are immaterial.

Participants have fully vested and nonforfeitable interests in their accounts at all times. Employees hired after January 1, 1995, are subject to a four-year vesting provision (25% per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, in the event that the money is necessary for children's college expenses, or the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Retirees may continue to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

The Plan had no reportable or prohibited party-in-interest transactions for the years ended December 31, 1994 and 1993.

Effective July 1, 1995, participants may borrow from their deferral portion of their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions, as defined in the Plan document and applicable restrictions under the IRC.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting and Valuation

The financial statements of the Plan are prepared on the accrual basis of accounting. Investments are accounted for at yearend fair market values. Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. Therefore, the cost basis reflected in Note 1 represents revalued ERISA cost. The accompanying supplemental Schedule I reflects cost basis determined utilizing an original cost approach as required by ERISA.

       Other

The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to yearend.

The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $64,000 and $93,000 for 1994 and 1993, respectively.

(3)    FEDERAL INCOME TAXES

The Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and the Plan has received a favorable determination letter from the Internal Revenue Service. The Plan was amended and restated effective July 1, 1994. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement date.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

                                                                      SCHEDULE I
                                                                     Page 1 of 2

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1994

                                                K N                                 The Putnam
                                            Energy, Inc.    Putnam       Putnam      Fund for      Putnam         Putnam
                                            Common Stock    Voyager      Global     Growth and     Income    U. S. Government
                     ASSETS                     Fund         Fund      Growth Fund    Income        Fund       Income Trust
                     ------                 ------------  -----------  -----------  -----------  ----------  ----------------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock           $45,902,256   $     -      $    -       $     -      $    -        $     -
    Voyager Fund                                  -        15,244,974       -             -           -              -
    Global Growth Fund                            -             -       8,478,142         -           -              -
    Fund for Growth and Income                    -             -           -        11,226,637       -              -
    Income Fund                                   -             -           -             -       6,866,467          -
    U. S. Government Income Trust                 -             -           -             -           -         10,485,640
    Participant loans                             -             -           -             -           -              -
                                            -----------   -----------  ----------   -----------  ----------    -----------
                                             45,902,256    15,244,974   8,478,142    11,226,637   6,866,467     10,485,640
                                            -----------   -----------  ----------   -----------  ----------    -----------

CASH                                              -             -           -             -           -              -

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                -             -           -             -           -              -
  Interest and Dividends                          -             -           -             -          14,194         46,129
                                            -----------   -----------  ----------   -----------  ----------    -----------
           Total assets                     $45,902,256   $15,244,974  $8,478,142   $11,226,637  $6,880,661    $10,531,769
                                            ===========   ===========  ==========   ===========  ==========    ===========

          LIABILITIES AND PLAN EQUITY
          ---------------------------

ACCOUNTS PAYABLE                            $     -       $     -      $    -       $     -      $    -        $     -

PLAN EQUITY                                  45,902,256    15,244,974   8,478,142    11,226,637   6,880,661     10,531,769
                                            -----------   -----------  ----------   -----------  ----------    -----------
        Total liabilities and plan equity   $45,902,256   $15,244,974  $8,478,142   $11,226,637  $6,880,661    $10,531,769
                                            ===========   ===========  ==========   ===========  ==========    ===========




                                                 Loan
                     ASSETS                      Fund       Other        Total
                     ------                   ----------  ----------  ------------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock              $   -      $    -      $ 45,902,256
    Voyager Fund                                   -           -        15,244,974
    Global Growth Fund                             -           -         8,478,142
    Fund for Growth and Income                     -           -        11,226,637
    Income Fund                                    -           -         6,866,467
    U. S. Government Income Trust                  -           -        10,485,640
    Participant loans                           526,283        -           526,283
                                               --------   ----------  ------------
                                                526,283        -        98,730,399
                                               --------   ----------  ------------

CASH                                               -          20,954        20,954

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                 -       2,324,070     2,324,070
  Interest and Dividends                           -           -            60,323
                                               --------   ----------  ------------
           Total assets                        $526,283   $2,345,024  $101,135,746
                                               ========   ==========  ============

          LIABILITIES AND PLAN EQUITY
          ---------------------------

ACCOUNTS PAYABLE                               $   -      $    -      $     -

PLAN EQUITY                                     526,283    2,345,024   101,135,746
                                               --------   ----------  ------------
        Total liabilities and plan equity      $526,283   $2,345,024  $101,135,746
                                               ========   ==========  ============


         The accompanying notes to financial statements are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1993


                    ASSETS                          Fund KN     Fund K5      Fund EQ     Fund BI      Fund GI      Total
                    ------                        -----------  ----------  -----------  ----------  -----------  -----------
INVESTMENTS, at market value (Notes 1 and 2):
  K N Energy, Inc. common stock                   $29,242,061  $6,078,185  $     -      $    -      $     -      $35,320,246
  Index Fund                                            -           -       14,593,557       -            -       14,593,557
  Intermediate-term bonds                               -           -            -       6,575,869        -        6,575,869
  Treasury notes                                        -           -            -           -       22,282,751   22,282,751
                                                  -----------  ----------  -----------  ----------  -----------  -----------
                                                   29,242,061   6,078,185   14,593,557   6,575,869   22,282,751   78,772,423
                                                  -----------  ----------  -----------  ----------  -----------  -----------
CASH                                                   12,271       -           49,356       -           97,527      159,154
                                                  -----------  ----------  -----------  ----------  -----------  -----------
RECEIVABLES:
  K N Energy, Inc.                                    436,184   1,181,187      331,625     168,739      314,865    2,432,600
  Interest                                              -           -            -           -          171,217      171,217
                                                  -----------  ----------  -----------  ----------  -----------  -----------
          Total assets                            $29,690,516  $7,259,372  $14,974,538  $6,744,608  $22,866,360  $81,535,394
                                                  ===========  ==========  ===========  ==========  ===========  ===========

         LIABILITIES AND PLAN EQUITY
         ---------------------------

ACCOUNTS PAYABLE                                  $     -      $    -      $     -      $    -      $     -      $     -

PLAN EQUITY                                        29,690,516   7,259,372   14,974,538   6,744,608   22,866,360   81,535,394
                                                  -----------  ----------  -----------  ----------  -----------  -----------
              Total liabilities and plan equity   $29,690,516  $7,259,372  $14,974,538  $6,744,608  $22,866,360  $81,535,394
                                                  ===========  ==========  ===========  ==========  ===========  ===========



         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 3

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                KN                                  The Putnam
                                           Energy, Inc.      Putnam       Putnam      Fund for      Putnam          Putnam
                                           Common Stock      Voyager      Global    Growth and      Income     U. S. Government
                                              Fund           Fund      Growth Fund    Income         Fund        Income Trust
                                           ------------  -----------   -----------  -----------   ----------   ----------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                 $     -       $     -       $    -       $     -       $    -          $     -
  Employee                                     565,483       387,136      253,273       255,573      119,720          138,597
                                           -----------   -----------   ----------   -----------   ----------      -----------
CASH SURRENDER VALUE OF LIFE
  INSURANCE (Note 1)                             -             -            -             -            -                -
                                           -----------   -----------   ----------   -----------   ----------      -----------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in
    market value of investments
    (Note 2)-
      Unrealized gains (losses)              1,537,591      (627,349)    (634,820)   (1,011,763)    (206,327)        (314,710)
      Realized gains (losses)                1,004,576        (3,667)      (7,290)      (14,862)      (5,569)         (16,990)
    Interest                                      -            -            -             -            -                -
    Dividends                                  961,880       649,170       283,267      549,945      194,606          328,899
                                           -----------   -----------   ----------   -----------   ----------      -----------
             Total earnings from
               investments                   3,504,047        18,154     (358,843)     (476,680)     (17,290)          (2,801)
                                           -----------   -----------   ----------   -----------   ----------      -----------
DISTRIBUTIONS:

  Directly to participants                    (753,357)     (202,677)    (242,624)     (159,392)    (139,658)        (480,194)
  To insurance company for provision
    of benefits, net of policy dividends        (4,004)       (1,151)        (886)       (1,038)        (565)          (1,167)
                                           -----------   -----------   ----------   -----------   ----------      -----------
             Total distributions              (757,361)     (203,828)    (243,510)     (160,430)    (140,223)        (481,361)
                                           -----------   -----------   ----------   -----------   ----------      -----------
TRANSFERS TO (FROM) INVESTMENT
  PROGRAMS AND 401(k) PLAN
  (Note 1)                                  42,590,087    15,043,512    8,827,222    11,608,174    6,918,454       10,877,334
                                           -----------   -----------   ----------   -----------   ----------      -----------
NET INCREASE (DECREASE) IN PLAN
  EQUITY DURING THE YEAR                    45,902,256    15,244,974    8,478,142    11,226,637    6,880,661       10,531,769

PLAN EQUITY, beginning of year                   -             -            -             -            -                -
                                           -----------   -----------   ----------   -----------   ----------      -----------
PLAN EQUITY, end of year                   $45,902,256   $15,244,974   $8,478,142   $11,226,637   $6,880,661      $10,531,769
                                           ===========   ===========   ==========   ===========   ==========      ===========



                                                                                                                      Loan
                                             Fund KN        Fund K5       Fund EQ        Fund BI       Fund GI        Fund
                                           ------------   -----------   ------------   -----------   ------------   --------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                 $      -       $     -       $      -       $     -       $      -       $   -
  Employee                                        -             -              -             -              -        526,283
                                           ------------   -----------   ------------   -----------   ------------   --------
CASH SURRENDER VALUE OF LIFE
  INSURANCE (Note 1)                              -             -              -             -              -           -
                                           ------------   -----------   ------------   -----------   ------------   --------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in
    market value of investments
    (Note 2)-
      Unrealized gains (losses)              (4,225,245)     (899,586)      (669,716)        -              -           -
      Realized gains (losses)                   (76,634)       (8,773)        10,979      (205,376)      (249,703)      -
    Interest                                      -             -             (1,570)        -            387,129       -
    Dividends                                   567,107       145,878        204,383         -              -           -
                                           ------------   -----------   ------------   -----------   ------------   --------
             Total earnings from
               investments                   (3,734,772)     (762,481)      (455,924)     (205,376)       137,426       -
                                           ------------   -----------   ------------   -----------   ------------   --------
DISTRIBUTIONS:

  Directly to participants                     (559,531)      (70,311)      (161,703)     (286,915)    (1,275,326)      -
  To insurance company for provision
    of benefits, net of policy dividends          -             -              -             -              -           -
                                           ------------   -----------   ------------   -----------   ------------   --------
             Total distributions               (559,531)      (70,311)      (161,703)     (286,915)    (1,275,326)      -
                                           ------------   -----------   ------------   -----------   ------------   --------
TRANSFERS TO (FROM) INVESTMENT
  PROGRAMS AND 401(k) PLAN
  (Note 1)                                  (25,396,213)   (6,426,580)   (14,356,911)   (6,252,317)   (21,728,460)      -
                                           ------------   -----------   ------------   -----------   ------------   --------
NET INCREASE (DECREASE) IN PLAN
  EQUITY DURING THE YEAR                    (29,690,516)   (7,259,372)   (14,974,538)   (6,744,608)   (22,866,360)   526,283

PLAN EQUITY, beginning of year               29,690,516     7,259,372     14,974,538     6,744,608     22,866,360       -
                                           ------------   -----------   ------------   -----------   ------------   --------
PLAN EQUITY, end of year                   $      -       $     -       $      -       $     -       $      -       $526,283
                                           ============   ===========   ============   ===========   ============   ========




                                               Other        Total
                                             ----------  ------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                   $2,324,070  $  2,324,070
  Employee                                        -         2,246,065
                                             ----------  ------------
CASH SURRENDER VALUE OF LIFE
  INSURANCE (Note 1)                              -             -
                                             ----------  ------------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in
    market value of investments
    (Note 2)-
      Unrealized gains (losses)                   -        (7,051,925)
      Realized gains (losses)                     -           426,691
    Interest                                      -           385,559
    Dividends                                     -         3,885,135
                                             ----------  ------------
             Total earnings from
               investments                        -        (2,354,540)
                                             ----------  ------------
DISTRIBUTIONS:

  Directly to participants                        -        (4,331,688)
  To insurance company for provision
    of benefits, net of policy dividends          -            (8,811)
                                             ----------  ------------
             Total distributions                  -        (4,340,499)
                                             ----------  ------------
TRANSFERS TO (FROM) INVESTMENT
  PROGRAMS AND 401(k) PLAN
  (Note 1)                                       20,954    21,725,256
                                             ----------  ------------
NET INCREASE (DECREASE) IN PLAN
  EQUITY DURING THE YEAR                      2,345,024    19,600,352

PLAN EQUITY, beginning of year                    -        81,535,394
                                             ----------  ------------
PLAN EQUITY, end of year                     $2,345,024  $101,135,746
                                             ==========  ============

         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 3

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                           Fund KN         Fund K5         Fund EQ
                                                         ------------    -----------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                             $    436,184    $ 1,181,187    $    331,625
                                                         ------------    -----------    ------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                  --             --              --
                                                         ------------    -----------    ------------
EARNINGS FROM INVESTMENTS:

    Net appreciation (depreciation) in market
     value of investments (Note 2)-
       Unrealized gains                                     7,642,648      1,484,647         919,694
       Realized gains (losses)                                188,154         34,021          18,112
    Interest                                                     --             --             1,041
    Dividends                                               1,035,809        215,749         392,430
                                                         ------------    -----------    ------------
              Total earnings from investments               8,866,611      1,734,417       1,331,277
                                                         ------------    -----------    ------------
DISTRIBUTIONS:

    Directly to participants                                 (961,242)      (150,374)       (494,582)
                                                         ------------    -----------    ------------
    To insurance company for provision of
      benefits, net of policy dividends                          --             --              --
                                                         ------------    -----------    ------------
              Total distributions                            (961,242)      (150,374)       (494,582)
                                                         ------------    -----------    ------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)              (71,325)       (14,452)        302,585
                                                         ------------    -----------    ------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR      8,270,228      2,750,778       1,470,905

PLAN EQUITY, beginning of year                             21,420,288      4,508,594      13,503,633
                                                         ------------    -----------    ------------
PLAN EQUITY, end of year                                 $ 29,690,516    $ 7,259,372    $ 14,974,538
                                                         ============    ===========    ============


                                                           Fund BI         Fund GI         Total
                                                         -----------    ------------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                             $   168,739    $    314,865    $  2,432,600
                                                         -----------    ------------    ------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                 --            26,964          26,964
                                                         ------------    -----------    ------------
EARNINGS FROM INVESTMENTS:

    Net appreciation (depreciation) in market
     value of investments (Note 2)-
       Unrealized gains                                      233,936           7,273      10,288,198
       Realized gains (losses)                                16,652        (215,460)         41,479
    Interest                                                 337,067       1,132,832       1,470,940
    Dividends                                                   --              --         1,643,988
                                                         ------------    -----------    ------------
              Total earnings from investments                587,655         924,645      13,444,605
                                                         ------------    -----------    ------------
DISTRIBUTIONS:

    Directly to participants                                (316,106)     (2,311,683)     (4,233,987)
    To insurance company for provision of
      benefits, net of policy dividends                         --            12,881          12,881
                                                        ------------    ------------    ------------
              Total distributions                           (316,106)     (2,298,802)     (4,221,106)
                                                        ------------    ------------    ------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)             275,468        (492,276)           --
                                                        ------------    ------------    ------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR       715,756      (1,524,604)     11,683,063

PLAN EQUITY, beginning of year                             6,028,852      24,390,964      69,852,331
                                                        ------------    ------------    ------------
PLAN EQUITY, end of year                                 $ 6,744,608    $ 22,866,360    $ 81,535,394
                                                         ===========    ============    ============

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 3 of 3

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                                           Fund KN         Fund K5         Fund EQ
                                                         ------------    -----------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                             $    232,471    $   935,382    $    288,220
    Rollovers -                                                  --             --              --
                                                         ------------    -----------    ------------
                                                              232,471        935,382         288,220
                                                         ------------    -----------    ------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                  --             --              --
                                                         ------------    -----------    ------------
EARNINGS FROM INVESTMENTS:

    Net appreciation (depreciation) in market value of investments (Note 2)-

       Unrealized gains (losses)                            1,071,518        202,015         590,224
       Realized gains (losses)                                (12,932)        (3,924)         14,458
    Interest                                                     --             --              --
    Dividends                                                 962,702        163,431         380,017
                                                         ------------    -----------    ------------
              Total earnings from investments               2,021,288        361,522         984,699
                                                         ------------    -----------    ------------
DISTRIBUTIONS:
    Directly to participants                               (1,566,906)      (108,244)       (724,305)
    To insurance company for provision
     of benefits, net of policy dividends                        --             --              --
                                                         ------------    -----------    ------------
              Total distributions                          (1,566,906)      (108,244)       (724,305)
                                                         ------------    -----------    ------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)             (521,456)      (104,935)      1,040,754
                                                         ------------    -----------    ------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR        165,397      1,083,725       1,589,368

PLAN EQUITY, beginning of year                             21,254,891      3,424,869      11,914,265
                                                         ------------    -----------    ------------
PLAN EQUITY, end of year                                 $ 21,420,288    $ 4,508,594    $ 13,503,633
                                                         ============    ===========    ============


                                                           Fund BI         Fund GI          Total
                                                         -----------    ------------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                             $   133,943    $    368,926    $  1,958,942
    Rollovers -                                                 --              --
                                                         -----------    ------------    ------------
                                                             133,943         368,926       1,958,942
                                                         -----------    ------------    ------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                 --            35,263          35,263
                                                         -----------    ------------    ------------
EARNINGS FROM INVESTMENTS:

    Net appreciation (depreciation) in market value of investments (Note 2)-

       Unrealized gains (losses)                              (7,878)       (137,458)      1,718,421
       Realized gains (losses)                                 6,993        (176,966)       (172,371)
    Interest                                                 375,931       1,602,471       1,978,402
    Dividends                                                   --              --          1,506,15
                                                         -----------    ------------    ------------
              Total earnings from investments                375,046       1,288,047       5,030,602
                                                         -----------    ------------    ------------
DISTRIBUTIONS:
    Directly to participants                                (334,507)     (2,311,021)     (5,044,983)
    To insurance company for provision
     of benefits, net of policy dividends                       --            51,351          51,351
                                                         -----------    ------------    ------------
              Total distributions                           (334,507)     (2,259,670)     (4,993,632)
                                                         -----------    ------------    ------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)             221,079        (635,442)           --
                                                         -----------    ------------    ------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR       395,561      (1,202,876)      2,031,175

PLAN EQUITY, beginning of year                             5,633,291      25,593,840      67,821,156
                                                         -----------    ------------    ------------
PLAN EQUITY, end of year                                 $ 6,028,852    $ 24,390,964    $ 69,852,331
                                                         ===========    ============    ============

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                    SCHEDULE III

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN

         ITEM 27a--SCHEDULE OF PLAN ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1994

                                                                               Number of
                                                                               Shares or                              Market
        Description of Asset                     Custodian                      Units               Cost*              Value
- --------------------------------------      ------------------                ----------         ------------       -----------
* * K N Energy, Inc. Common Stock Fund      Putnam Investments                1,932,726          $16,419,947        $45,902,256

Putnam Voyager Fund                         Putnam Investments                1,323,348           15,872,323         15,244,974

Putnam Global Growth Fund                   Putnam Investments                  919,538            9,104,642          8,478,142

The Putnam Fund for Growth and Income       Putnam Investments                  882,597           12,238,400         11,226,637

Putnam Income Fund                          Putnam Investments                1,061,278            7,072,794          6,866,467

Putnam U.S. Government Income Trust         Putnam Investments                  860,184           10,800,350         10,485,640

Cash Pending Account                        Putnam Investments                       --               20,954             20,954

Participant Loans                           Putnam Investments
                                               (Interest rates ranging
                                               from 7.75% to 9.00%)                  --              526,283            526,283
                                                                                                 -----------        -----------
                                                                                                 $72,055,693        $98,751,353
                                                                                                 ===========        ===========

*    Determined using original historical cost

* *  Related party

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                     SCHEDULE IV

                                K N ENERGY, INC.


                         PROFIT SHARING AND SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                            Number of
                                                           Transactions
        Identity of                Description of       -----------------     Purchase       Sales         Cost           Gain
      Party Involved                Transaction         Purchases   Sales      Price         Price         Basis         (Loss)
- ---------------------------   ------------------------  ---------   -----   -----------   -----------   -----------     ---------
Putnam Investments:           Putnam Fund
                                For Growth and             39       --      $12,563,122   $        --   $12,563,122   $        --
                                Income                     --       73               --       309,859       324,722       (14,863)

                              Putnam Income                39       --        7,292,268            --     7,292,268            --
                                Fund                       --       52               --       213,905       219,474        (5,569)

                              Putnam Global                42       --        9,441,233            --     9,441,233            --
                              Growth Fund                  --       69               --       320,982       328,270        (7,288)

                              Putnam Voyager               41       --       16,165,745            --    16,165,745            --
                                Fund                       --       79               --       289,757       293,424        (3,667)

                              Putnam U.S.
                              Government Income            37       --       11,486,111            --    11,486,111            --
                                Trust                      --       63               --       668,771       685,761       (16,990)

                             * K N Energy, Inc.            49       --       15,567,843            --    15,567,843            --
                                Common Stock Fund          --       77               --    16,125,857    11,302,633     4,823,224

* Related Party

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                                                                      SCHEDULE V

                                K N ENERGY, INC.

                    401(k) RETIREMENT SAVINGS PLAN AND TRUST

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 1994

                                  (See Note 1)

                                                                       1994
                                                                   ------------
PARTICIPANTS' CONTRIBUTIONS                                        $  1,305,610
                                                                   ------------
EARNINGS (LOSSES) FROM INVESTMENTS:
    Unrealized losses                                                (1,657,865)
    Realized losses                                                    (152,478)
    Dividends                                                           156,718
    Interest                                                            203,852
                                                                   ------------
              Total losses from investments                          (1,449,773)

DISTRIBUTIONS TO PARTICIPANTS                                          (824,701)

TRANSFER TO RELATED PLAN                                            (21,725,256)
                                                                   ------------
NET DECREASE IN PLAN EQUITY DURING THE YEAR                         (22,694,120)

PLAN EQUITY, beginning of year                                       22,694,120
                                                                   ------------
PLAN EQUITY, end of year                                           $         --
                                                                   ============